THIS CONFORMING PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
                  RULE 901(d) OF REGULATION S-T


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)


                     NutraMax Products, Inc.
                     -----------------------
                         (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                  (Title of Class of Securities)

                             67061A30
                          --------------
                          (CUSIP Number)

                         David M. Schulte
                      Chilmark Fund II, L.P.
                    875 North Michigan Avenue
                     Chicago, Illinois 60611
                          (312) 984-9711
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          August 7, 1998
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
   13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this Schedule because of Rule
                           13d-1(b)(3)
               or (4), check the following box [ ].


                         Page 1 of 7 Pages
                  Exhibit Index Appears on Page 5

           This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

           On August 7, 1998, the Issuer and Cape Ann entered into an Amendment to the Stock Purchase Agreement (the "August 1998 Amendment"). The standstill provisions of the Stock Purchase Agreement, as previously amended, are further amended by the August 1998 Amendment to permit Cape Ann and Chilmark Fund and their affiliates to purchase from time to time, in the open market or in privately negotiated transactions, up to an aggregate of 245,000 shares of Common Stock. The standstill provisions also permit Cape Ann and Chilmark Fund to purchase shares of Common Stock from the Issuer upon exercise of the Warrants (as previously described in the Schedule 13D) and to purchase shares of Common Stock from time to time, in the open market or in privately negotiated transactions, to maintain its ownership percentage at up to the highest percentage owned by such persons in the aggregate immediately following any purchase permitted by the other exceptions to the standstill provisions.

           The August 1998 Amendment is attached hereto as
Exhibit 7 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the August 1998 Amendment.

           The Reporting Persons anticipate that they will acquire through open market purchases or otherwise additional Shares of Common Stock as permitted by the August 1998 Amendment although no assurance can be given as to the amount, timing or price of any such additional acquisitions. Thereafter, the Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the October Agreement and the Agreement previously described in the Schedule 13D, as amended by the August 1998 Amendment.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.


                        Page 2 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           As described above, Cape Ann is a party to the August
1998 Amendment to Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

Exhibit 7 - August 1998 Amendment to Stock Purchase Agreement.


                       Page 3 of 7 Pages

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  August 7, 1998

                              Cape Ann Investors, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name:  David Schulte
                                 Title: President


                              Chilmark Fund II, L.P.

                              By: Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name:  David Schulte
                                 Title: President


                              Chilmark II, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name:  David Schulte
                                 Title: President


                              Chilmark Partners, L.L.C.

                              By: /s/ David Schulte
                                 ------------------------
                                 Name:  David Schulte
                                 Title:  Managing Member

                                   /s/ David Schulte
                              ---------------------------
                                      David Schulte



                        Page 4 of 7 Pages

                           EXHIBIT INDEX

Exhibit                                               Page
Number   Description                                  Number
------   -----------                                  ------

1        Joint Filing Agreement, dated September 19,    *
         1997, among the Reporting Persons.

2        Stock Purchase Agreement.                      *

3        Amendment No. 1.                               *

4        Form of Share Purchase Agreement, dated        *
         as of September 18, 1997.

5        October Agreement.                             *

6        Amendment to October Agreement.                *

7        August 1998 Amendment to Stock Purchase        6
         Agreement


--------

* previously filed



                       Page 5 of 7 Pages

                                                        Exhibit 7


           AMENDMENT (this "Amendment"), dated as of August 7, 1998, to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of August 12, 1997, as previously amended, by and between NutraMax Products, Inc., a Delaware corporation (the "Company"), and Cape Ann Investors, L.L.C., a Delaware limited liability company (the "Purchaser"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings set forth in the Stock Purchase Agreement.

           1. The first sentence of Section 5.6(b) of the Stock Purchase Agreement is hereby amended to read in its entirety as follows: "Each of the Stockholders hereby jointly and severally covenants and agrees that from and after the date hereof none of the Stockholders or their Affiliates will, without the prior written consent of the Company specifically expressed in a vote adopted after the Closing by the Board, directly or indirectly, purchase or cause to be purchased or otherwise acquire (other than pursuant to a stock split, stock dividend or similar transaction) or agree to acquire, or become or agree to become the beneficial owner of, any additional Stock, except that the Stockholders and their Affiliates may purchase shares of Common Stock (A) pursuant to Section 2.2 of the Agreement between the Company and Purchaser, dated as of October 14, 1997 (the "October Agreement"), (B) upon exercise of some or all of the warrants granted pursuant to the October Agreement (the "Warrants"), (C) from time to time, in the open market or in privately negotiated transactions, up to an aggregate of 245,000 shares of Common Stock, and (D) from time to time, in the open market or in privately negotiated transactions, up to an aggregate number of shares of Common Stock which, when added to the Shares of Common Stock then owned by the Stockholders and their Affiliates, would result in the Stockholders owning no more than the highest percentage of voting securities of the Company held by the Stockholders and their Affiliates immediately following any purchase permitted by clauses (A), (B) or (C) above.

           2. Notwithstanding anything in the Stock Purchase Agreement to the contrary, any member of the Advisory Board of Chilmark who acquired shares of Common Stock from Purchaser on September 18, 1997 in accordance with the Stock Purchase Agreement may, from time to time, in the open market or privately negotiated transactions, purchase up to an aggregate number of shares of Common Stock equal to 50% of the number of shares so acquired from Chilmark.

           3. Except as expressly provided herein, the Stock
Purchase Agreement shall remain in full force and effect.

           IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Amendment as of the date first above written.

                         NUTRAMAX PRODUCTS, INC.


                         By: /s/ Donald E. Lepone
                            ------------------------
                            Name: Donald E. Lepone
                            Title: President/CEO


                         CAPE ANN INVESTORS, L.L.C.

                         By: Chilmark Fund II, L.P.,
                             its Managing Member

                         By: Chilmark II, L.L.C.,
                             its General Partner


                         By: /s/ David Schulte
                            ------------------------
                             Name: David Schulte
                             Title: President